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                         [UBS SECURITIES LLC LETTERHEAD]

                                                              September 26, 2005

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Mr. Vince DiStefano

Re: Eaton Vance Tax-Managed Global Buy-Write Opportunities Fund
    Form N-2 Registration Statement No. 333-123961
    Investment Company Act File No. 811-21745

Dear Mr. DiStefano:

      Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we, on behalf of the several underwriters, wish to advise you that distribution of the amended Registration Statement, Form N-2 as filed on August 24, 2005 and Preliminary Prospectus dated August 23, 2005 began on August 24, 2005 and is expected to conclude at approximately 5:00 p.m., September 27, 2005, with anticipated distribution results as follows: a limited number of Registration Statements have or will be sent to underwriters and approximately 225,000 copies of the Preliminary Prospectus have or will be sent to underwriters, dealers and institutions.

      In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, the undersigned, on behalf of the underwriters of the offering of common shares of beneficial interest of the Fund hereby joins in the request of the Fund for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 10:00 a.m. on September 27, 2005, or as soon as possible thereafter.

                                       Very truly yours,

                                       UBS SECURITIES LLC

                                       On behalf of the several Underwriters

                                       By: UBS SECURITIES LLC

                                         /s/ Oscar Junquera
                                        ------------------------
                                       Name: Oscar Junquera
                                       Title: Managing Director